INVEST IN CLIP

World's first Plug & Play e-bike tech ⚡🚲


TIME
BEST
INVENTIONS
FAST COMPANY
WORLD CHANGING IDEAS 2022
KEELING CURVE PRIZE

clip.bike New York NY

Technology | Hardware | B2C | Clean Mobility | E-bike

LEAD INVESTOR



Sandiip Bhammer Co-Founder and Managing Partner, Green Frontier Capital

Green Frontier Capital is India's first-ever Green Tech Fund will support early-stage companies which are focused on delivering breakthrough innovation. The Fund shall invest in Green Frontier industries such as Electric Mobility, FoodTech, AgTech, Renewable Energy, BioFuels, Waste Management, Clean Water etc. and the portfolio will likely deliver game-changing results to advance global Climate Change and the UN's Sustainable Development Goals. By design, the Fund's portfolio fits all ESG criteria while still delivering the highest possible returns. Aside from the return on this investment I expect CLIP to have a large scale and immediate environmental and social impact in both developed countries, as well as emerging markets.

Invested $45,000 this round

Highlights

1. 🏅 Som (CEO) recognized as Top Innovator by MIT Technology Review
2. 🚀 1000+ units pre-sold with Zero marketing
3. 🎓 Tech born out of MIT, Media Lab
4. 🏅 TIME Magazine's "Best Inventions of the year"
5. 🛠 $2Mn from Seed-1 round invested in R&D, manufacturing and securing patents in 45 countries
6. 🌏 Current Seed-2 round to be invested in R&D for CLIP gen2.0 and market expansion
7. 📈 Disrupting the e-Bike mkt that's expected to grow from $49.7Bn in 2022 to $80Bn in 2027
8. 💪 Core team & advisors includes experts from McKinsey, Amazon, Jabil, Nissan, and Motorola.

8. 💪 Core team & advisors includes experts from McKinsey, Amazon, Jabil, Nissan, and Motorola.

Our Team



Somnath Ray CEO

MIT-trained design technologist, recognized by MIT Technology Review as a top innovator and a serial entrepreneur with more than two decades building consumer focused software and hardware products.

The idea for CLIP began to form soon after I started bicycling to work. As I experienced the visceral problem,

millions of bicycle owners across the world share that dissuades them from riding a bicycle to work. No one wants to arrive at work sweaty and exhausted. 🥵 and regular e-bikes are over-engineered to be too heavy and expensive.



Clement Alcala COO

MBS trained business professional, recognized as an Acumen fellow and innovation manager with more than a decade deploying sustainable tech. across the world.



Eric D'A Correll Lead Mechanical Engineer

MIT trained engineer, Eric leads all of the complex engineering execution for CLIP that allows it to be compatible with all regular bikes.



Andrew Tergis Lead Electrical Engineer

RPI trained electrical engineer, with expertise in full-stack with focus on mixed-signal microprocessors with a wide variety of sensors and RF communication protocols.



AK Misra Supply Chain Director

Accomplished professional with a successful record of executing major turnarounds for large scale, technology driven, Global Supply Chain Operations in EMS and OEM industry like Amazon, Motorola and Jabil.

Affordable e-bike tech for all bicycles. ⚡🚲


CLIP's mission is to make it really convenient to upgrade all bicycles into e-bikes at scale and transform them into a dependable platform for low-cost clean mobility.

The award winning CLIP is the only bike-upgrade tech that is ready to go out-of-the-box and needs no tools for installation.
See for yourself 👇


Attach CLIP to your bike in
10 seconds. No tools required.
00:38

1/8. What is the urgent problem CLIP is solving? 🙋🏾‍♂️


Global CO_2 emissions from transport
This is based on global transport emissions in 2018, which totalled 8 billion tonnes CO_2.
Transport accounts for 24% of CO_2 emissions from energy.
Our World in Data
74.5% of transport emissions come from road vehicles
Road (passenger)
(includes cars, motorcycles, buses, and taxis)
45.1%
Road (freight)
(includes trucks and lorries)
29.4%
Aviation
(81% passenger; 19% from freight)
11.6%
Shipping
10.6%
Of passenger emissions: 60% from international; 40% from domestic flights
Rail
1%
Other
(mainly transport of oil, gas, water, steam and other materials via pipelines)
2.2%
OurWorldinData.org – Research and data to make progress against the world's largest problems.
Data Source: Our World In Data based on International Energy Agency (IEA) and the International Council on Clean Transportation (ICCT).
Licensed under CC-BY by the author Hannah Ritchie.


Did you know that half of all urban commutes are between 3 to 6 miles and remain a major contributor to our climate crisis?

> *"If even half of these trips were made by bicycle, the world could save 300 million tonnes of CO2 per year, and $25 trillion in cumulative transport expenses by 2050. - ITDP*

> *"If only everybody cycled as much as the Dutch, global carbon emissions would drop by nearly 700 million tonnes per year. exceeding the entire carbon footprint of most countries, including the UK, Canada, Saudi Arabia and Australia." - EuroNews*

CLIP is solving for stemming the majority of tailpipe emissions from the typical 3 to 6 mile urban commutes by making it convenient to switch to bicycles from cars.
🚙 ➡ 🚲

2/8. Why invest in this particular solution? 📈



The New York Times

FUTURE OF TRANSPORTATION

The Popularity of E-Bikes Isn't Slowing Down

Motorized bicycles are outselling all-electric cars and have the potential to transform urban transit.

By John Surico

Nov. 8, 2021

This article is part of our series on the Future of Transportation, which is exploring innovations and challenges that affect how we move about the world.


Since 2020, e-bike sales have surged by 240% YOY, while road bikes also experienced remarkable growth with sales up 41% through 2021.
E-bikes
240% growth
Road bikes
41% growth
2020
2021

source : ***NPD***

The global future of mobility is green with e-bikes at the forefront of green mobility.
And CLIP is democratizing access to e-bike tech. 🌎


CLIP is the only Plug & Play e-bike tech that's easily compatible with almost all Commuter, Road, Hybrid and even Shared bikes.






CLIP is designed to upgrade both old and new bikes and is far more affordable and convenient than any competitor.

	Affordable	Plug & Play	Portable	Bikeshare ready	IOT ready
CLIP | $499-549	✓	✓	✓	✓	✓
E-bikes | $1500-$6000 & above (Rad Power, Vanmoof, Cowboy)	⊘	✓	⊘	⊘	✓
E-bike DIY kits | $150-$500 (Amazon, Alibaba)	✓	⊘	⊘	⊘	⊘
E-bike Upgrades | $700-$1500 (Swytch, Skarper, Rubbee, Copenhagen Wheel, Alizetti)	⊘	⊘	⊘	⊘	✓

- Manufacturing is ready for rapid production and scaling.
- Strong global sourcing and supply-chain relations led and managed by a proven sourcing expert. (former Amazon, Motorola, JABIL)
- Patents filed in 45 countries
- Brand is loved by early adopters and positioned as an ecosystem of tech upgrades for all bikes.

3/8. This is a $50 billion opportunity. 💰

CLIP is well positioned to disrupt the e-bike market that's expected to nearly double over the next 5 years. 💥



125
100
75
50
25
0
$49.7Bn
$80.6Bn
$120Bn
2022
2027
2030

> *"The e-Bike market size is projected to reach USD 80.6 billion by 2027 from an estimated USD 49.7 billion in 2022, at a CAGR of 10.2% from 2022 to 2027" - ReportLinker*

> *"Apart from increasing consumer preference toward recreational and adventure activities, the adoption of e-bike applications in several sectors, like logistics and e-bike rental services, is expected to drive the market studied, during the forecast period." - Vision Research Reports*

4/8. What the world has to say about CLIP 📣



CBS | The Henry Ford Innovation Nation with Mo Rocca
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Watch on YouTube


CLIP on TOKYO TV | TREND TAMAGO | WBS
自転車後付け電動モーター
トレたま The World no. 5486
フル充電に約1時間
最長距離 約24キロ
05:14

"If you're looking for an e-bike experience without ditching your favorite two-wheeler, the CLIP is for you."
- TIME

The Future of E-Bikes Might Be One 'Clip' Away
- StreetsBlog NYC

"This clever attachment makes any bike an e-bike in just seconds."
- FAST COMPANY

Friction drive e-bike, reimagined
- electrek

"Designed to make the commute to and from work easier, especially for those facing routes with major inclines."
- designboom

Try The E-Bike Revolution On For Size & See What Fits
- Cleantechnica

5/8. First-time riders fall in love with CLIP 🥰


CLIP Demos - Old Greenwich, Connecticut
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First reaction
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CLIP Demos - Amsterdam, Netherlands.
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Rider Reactions
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CLIP Demos - Paris, France
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Rider Reactions
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CLIP Demos - Barcelona, Spain
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CLIP Demos - Washington Square Park, New York
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;ab_channel=CLIP


CLIP Demos - Tech Crunch Mobility | San Mateo, California
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Demo Rides
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6/8. It works and our customers love their CLIP ❤️

With our production test batch of 102 CLIPs delivered to customers across 30 states, our CLIP riders have collectively clocked over 5000 miles. 🇺🇸⚡🚴

Steven.B
Playa, Nevada



❤️ "Mrs clippy is getting about 5 miles a day through town and work sites..here she is after 100 miles in the desert...she is doing fine...Basically - it is a great addition to my transport in the desert."

Regis.C
Miami, Florida



❤️ "Clip is even easier and more fun to use than I anticipated! "

Deborah.D
Vashon, Washington



❤️ "We're having a great time clipping 4.5 miles every other day. The CLIP gives us the perfect balance of exercise and ease."

Jennifer.M
Delray Beach, Florida



❤️ "Day and Night...sometimes I do not even use the remote, just cruise with my daughter"

Steve.W
Turks and Caicos Islands


NORTH CAICOS
PROVIDENCIALES
TURKS & CAICOS

❤️ "Riding my Clip is my reward. I am very heartened to see how popular this has been in the short time I have had it on island...go

Vincent.M
Brooklyn, New York



❤️ "I've saved $20 in gas and 40min per day using CLIP"

bike power!"

Chris. S
Lincoln, Nebraska



"Miraculous upgrade to my 1937 Raleigh Silver Record"

Peggy. P
Brooklyn, New York



"As fun as riding the Coney Island Cyclone"



In NYC alone, switching to CLIP biking would save 12,900 mt tons of CO₂ and 1.5M gallons of gasoline every year.
165X
Gasoline Car
251.0g Co2
per passenger km
18X
Bus
28.0g Co2
per passenger km
30X
Tesla model 3
46.7g Co2
per passenger km
23X
Subway / Metro
36.4g Co2
per passenger km
X
CLIP & bike
1.52g Co2
per passenger km
Clean Air Hybrid Electric Bus

[Conclusion of a technical report prepared by the Rochester Institute of Technology (RIT) on behalf of the New York State Pollution Prevention Institute (NYSP2I)](#)

7/8. A lean surgical team 🙌

CLIP is a small yet mighty team with some top design & engineering talent in the world.



CEO
Som
Ray



COO
Clement
DeAlcala



Lead Mech Engg.
Eric
D'A Correll



Lead Elec. Engg.
Andrew
Tergis



Supply Chain Dir.
AK
Misra

Massachusetts Institute of Technology | MBS Montpellier Business School | Massachusetts Institute of Technology | RPI | JABIL

Columbia University | Acumen | dc² | littleBits | amazon

Motorola

Innovators Under 35

Along with incredible investors who support our mission.

Stone Arch Group | E14 MIT Media Lab fund | TiE Angels | Verde Impact Advisors | New York State of Opportunity NYSERDA

- **Tarun Khanna** Jorge Paulo Lemann Professor at the Harvard Business School
- **Soumitra Dutta** Dean of Saïd Business School at the University of Oxford
- **Jayant Sinha** Member of Indian Parliament
- **Sandiip Bhammer** Founder of Green Frontier Capital
- **Rajat Gupta** (ex) CEO of McKinsey & Co.
- **Lance Scott** CEO of Carbon Capture Machine

Designed in Brooklyn & Made in India 🌎 + 🌏

Headquartered in Brooklyn NY, our manufacturing unit is located in Coimbatore, India and is part of the well established automotive mfg. ecosystem supplying parts to Mercedes-Benz, Nissan, Ford, Yamaha & Hyundai.

8/8. So what's next? 💫

We're raising this Seed 2 round to accelerate operations along the following tracks:

- Engineering Dev. for CLIP V2.0. Conduct small scale pilots by Q2 2023
- Build Business Dev. team for US (B2B) and Europe (Distribution channels and partners). Starting with the Netherlands
- Kick off regular production cycle at scale. Start with 500units/month from Q1 2023 to 1500 units/month Q3 2023


Invest in CLIP
and join us on the ground floor of an industry
that could revolutionize low-cost urban
mobility across the world.



Let's GO! 🚀